Exhibit 99.1

LAVA Therapeutics Announces Appointment of New Directors to the Board

Peter A. Kiener, DPhil and Mary E. Wadlinger to Join LAVA Board

Utrecht, The Netherlands and Philadelphia, Pa., USA – January 6, 2023 – LAVA Therapeutics N.V. (Nasdaq: LVTX), a clinical-stage immuno-oncology company focused on developing its proprietary Gammabody™ platform of bispecific gamma delta T cell engagers, today announced the appointment of two new directors to its Board of Directors. Peter A. Kiener, DPhil, a research and development veteran in biologics, immunotherapy, and biopharmaceuticals, and Mary Wadlinger, a recognized leader in high-growth biotechnology and biopharmaceuticals organizational and business issues were appointed effective January 1, 2023. Additionally, Guido Magni, M.D., Ph.D. will step down from his role on the LAVA Board.

“Dr. Kiener and Ms. Wadlinger bring a wealth of knowledge in their respective fields along with deep expertise in biotechnology. Dr. Kiener’s extensive experience in drug development from discovery through approval combined with Mary’s expertise in biotechnology organizational dynamics will help advance LAVA’s strategy and achieve key milestones for our pipeline of bispecific gamma delta T cell engagers,” said Stephen Hurly, president and chief executive officer of LAVA Therapeutics.

“Since joining our board in 2018, Dr. Magni has made invaluable contributions to LAVA, including lead program selection, launching our first clinical trials and seeing LAVA through a successful initial public offering. On behalf of the entire Board, I would like to thank him for his impactful contributions, expert guidance, and dedicated service to our company,” added Hurly.

“It has been both an honor and a privilege to have served on LAVA’s Board for the past four years and I am extremely proud of our accomplishments and the progress we have made to develop new and promising therapeutics for people with cancer,” said Guido Magni, M.D., Ph.D. “I am especially excited about LAVA’s future and further development of the Gammabody™ platform, which has the potential to transform the cancer treatment landscape.”

Dr. Peter Kiener is an industry veteran with extensive experience in both biologics and immunotherapy, and biopharmaceutical research and development. Previously, he was chief scientific officer at Sucampo, which was acquired by Mallinckrodt and served as chief scientific officer of Ambrx Inc., a clinical-stage biopharmaceutical company focused on the development of antibody-drug conjugates (ADCs). Dr. Kiener was also president and co-founder of Zyngenia Inc., an early-stage biopharmaceutical company and served as executive vice president and global head of biologics research and development at MedImmune LLC, the global biologics arm of AstraZeneca. He received a Bachelor of Arts from Lancaster University in Lancaster, UK and his DPhil from Oxford University, Sir William Dunn School of Pathology.

Ms. Wadlinger brings 25 years of experience as a strategic human resources leader in biotechnology and global biopharmaceuticals. Most recently, Ms. Wadlinger was senior vice president and Chief Human Resources Officer at Forma Therapeutics where she led the organization and people strategy through critical growth and reorganization as the company transformed from drug discovery to a fully integrated drug development and commercial readiness company. Prior to Forma, she served as vice president, human resources at Millennium Pharmaceuticals, a subsidiary of Takeda Pharmaceuticals where she served as a key leader in numerous transformations, growth, M&A, and overall integration within Takeda. Ms. Wadlinger earned a Bachelor of Science degree in Finance from the University of Maine Business School.

About LAVA Therapeutics
LAVA Therapeutics N.V. is a clinical-stage immuno-oncology company utilizing its proprietary Gammabody™ platform to develop a portfolio of bispecific gamma delta T cell engagers for the potential treatment of solid and hematologic malignancies. The Company utilizes bispecific antibodies engineered to selectively kill cancer cells by triggering Vγ9Vδ2 (Vgamma9 Vdelta2) T cell antitumor effector functions upon cross-linking to tumor-associated antigens. LAVA-051, the Company’s lead candidate for the treatment of multiple myeloma, chronic lymphocytic leukemia, and acute myeloid leukemia, is enrolling patients in a Phase 1/2a clinical study (NCT04887259). A Phase 1/2a clinical study to evaluate LAVA-1207 in patients with metastatic castration-resistant prostate cancer (mCRPC) is also enrolling (NCT05369000). For more information, please visit www.lavatherapeutics.com, and follow us on LinkedIn, Twitter and YouTube.

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